# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Latin America Ltd., CIK 0001712184
CUSIP: G9001E102
Title of class of securities: Class A common shares, par value $0.01 per share
Address of issuer's principal executive offices: 1550 Wewatta Street, Suite 810, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 06/22/2026
Filed by CIK 0000937797
Persons authorized to receive notices and communications: John C. Malone, 1550 Wewatta Street, Suite 810, Denver, Colorado (CO), 80202, 3039256000

## Reporting persons
- Malone John C (CIK 0000937797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,937,651; shared voting power 19,249; sole dispositive power 4,937,651; shared dispositive power 19,249; aggregate amount beneficially owned 4,956,900 (12.6% of the class)
  Comment: Note (1) to Rows 7, 9 and 11: Consists of (i) 49,729 Class A common shares and 742,148 Class B common shares held in a revocable trust (the "LM Revocable Trust") with respect to which the Reporting Person and his wife, Mrs. Leslie Malone ("Mrs. Malone") are trustees (Mrs. Malone has the right to revoke such trust at any time, and Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust), (ii) 3,371,414 Class A common shares and 7,421 Class B common shares beneficially owned by the Reporting Person, and (iii) 766,939 Class B common shares held by a trust (the "Malone Trust") with respect to which the Reporting Person is a co-trustee and, with his wife, retains a unitrust interest in the trust (the Reporting Person retains sole voting and dispositive power with respect to the common shares held by the Malone Trust). Each Class B common share is convertible, at the option of the holder, into one Class A common share.
  
  Note (2) to Rows 8, 10 and 11: Consists of Class A common shares issuable upon conversion of (i) 11,108 Class B common shares held by a trust managed by an independent trustee and the Reporting Person's adult son, who is also the beneficiary of that trust and (ii) 8,141 Class B common shares held by another trust managed by an independent trustee, of which the beneficiary is the Reporting Person's adult daughter.
  
  Note (3) to Row 13: Based upon approximately 37.8 million Class A common shares and 2.5 million Class B common shares, in each case, outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the SEC on May 7, 2026, and, as required by Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
  
  Note (4) to Row 13: Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes. Accordingly, in the election of directors of the Issuer, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 29.8% of the voting power of the Issuer, based on the number of shares outstanding specified above in Note 3 and assuming that the Reporting Person has not converted any of his Class B common shares into Class A common shares.

## Item 1. Security and Issuer
Title of class of securities: Class A common shares, par value $0.01 per share
Name of issuer: Liberty Latin America Ltd.
Address of issuer's principal executive offices: 1550 Wewatta Street, Suite 810, Denver, Colorado (CO), 80202
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D originally filed by John C. Malone (the "Reporting Person" or "Dr. Malone") with the Securities and Exchange Commission (the "SEC") on January 8, 2018 (the "Original Statement"), as amended by Amendment No. 1 thereto filed with the SEC by Dr. Malone on May 11, 2026, (together with the Original Statement and the Amendment, the "Schedule 13D"), and relates to (i) the Class A common shares, par value $0.01 per share (the "Class A common shares"), of the Issuer, and (ii) pursuant to Rule 13d-3 under the Securities Exchange of 1934, as amended (the "Act"), the Class A common shares issuable upon conversion of the Class B common shares, par value $0.01 per share, of the Issuer (the "Class B common shares"). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. This Amendment is being filed by the Reporting Person to report the purchase of 1,495,072 Class A Common Shares. Except as set forth herein, the Schedule 13D is unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in Item 3 of the Original Statement is hereby amended and supplemented to include the following information:

On June 22, 2026, the Reporting Person purchased 1,095,072 Class A common shares for an average price of $4.979 per share in cash. He also purchased an additional 400,000 Class A common shares on June 23, 2026 for an average price of $5.9202 per share in cash. The Reporting Person used cash on hand for the acquisition.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 4,956,900 Class A common shares of the Issuer (including (i) 3,371,414 Class A common shares and 7,421 Class B common shares held by the Reporting Person, (ii) 49,729 Class A common shares and 742,148 Class B common shares held in a revocable trust (the "LM Revocable Trust") with respect to which the Reporting Person and his wife, Mrs. Leslie Malone ("Mrs. Malone") are trustees (Mrs. Malone has the right to revoke such trust at any time, and Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust), (iii) 766,939 Class B common shares held by a trust (the "Malone Trust") with respect to which the Reporting Person is a co-trustee and, with his wife, retains a unitrust interest in the trust (the Reporting Person retains sole voting and dispositive power with respect to the common shares held by the Malone Trust), (iv) 11,108 Class B common shares held by a trust managed by an independent trustee and the Reporting Person's adult son, who is also the beneficiary of that trust, and (v) 8,141 Class B common shares held by another trust managed by an independent trustee, of which the beneficiary is the Reporting Person's adult daughter (the trusts described in clauses (iv) and (v) together, the "Children's Trusts")), which represent approximately 12.6% of the outstanding shares of Class A common shares, calculated based upon the approximately 37.8 million Class A common shares and 2.5 million Class B common shares, in each case, outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the SEC on May 7, 2026, and, as required by Rule 13d-3 under the Act. As each Class B common share is convertible, at the option of the holder, into one Class A common share, the aggregate number of Class A common shares reported as beneficially owned by the Reporting Person assumes conversion of the above Class B common shares into Class A common shares. Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes. These two classes of shares generally vote together as a single class on all matters. Accordingly, in the election of directors of the Issuer, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 29.8% of the voting power of the Issuer, based on the number of shares outstanding specified above and assuming that the Reporting Person, the LM Revocable Trust, the Malone Trust and the Children's Trusts have not converted any of their respective Class B common shares into Class A common shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person, and, to his knowledge, the LM Revocable Trust each have the sole power to vote, or to direct the voting of, and the sole power to dispose of, or to direct the voting or disposition of, their respective common shares of the Issuer. The Reporting Person, in his capacity as a trustee of the Malone Trust, has the sole power to vote and dispose of the Class B common shares held by the Malone Trust. The Children's Trusts hold 19,249 Class B common shares. The Reporting Person has no pecuniary interest in and disclaims beneficial ownership of such shares (subject to his right of substitution). Other than with respect to the Reporting Person's rights to substitute assets held by the Children's Trusts, to the Reporting Person's knowledge, the Children's Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares held by the Children's Trusts.
Transactions in the class effected during the past sixty days: On May 22, 2026, the Reporting Person purchased 61,059 Class A common shares at $8.63 per share in cash. Other than as decribed herein, none of the Reporting Person, nor, to his knowledge, the LM Revocable Trust, the Malone Trust or the Children's Trusts has effected any transactions in the Issuer's common shares during the past sixty days.

## Signatures
- Malone John C: Malone John C, John C. Malone (06/24/2026)